Filed by IAC/InterActiveCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: May 7, 2021

The following are excerpts from the transcript of Vimeo Holdings, Inc.’s first quarter earnings call, held on May 5, 2021.

Narayan P. Menon - Vimeo, Inc. - CFO

Good morning, and thank you for joining Vimeo's Q1 earnings event. We are excited to be here in front of you.

Before we begin, a few comments. First, this session will be recorded and available on Vimeo's site and on IAC's Investor Relations site later today.

Second, we will discuss Vimeo's outlook and future performance. These forward-looking statements typically may be preceded by words such as we expect, we believe, we anticipate or similar such statements. These forward-looking views are subject to risks and uncertainties, and our actual results could differ materially from the views expressed today. Some of these risks have been set forth in the joint registration statement filed by IAC and Vimeo with the SEC.

Third, we may discuss the proposed spin-off of Vimeo from IAC. On May 14, IAC shareholders are scheduled to vote on the proposal to effect the spin-off of Vimeo. We expect Vimeo to begin trading on NASDAQ with the ticker symbol, VMEO on May 25.

We have also provided information regarding certain key metrics and our non-GAAP financial measures, including certain forward-looking measures. These should be considered in addition to and not as a substitute for or in isolation from GAAP measures. Additional information regarding the spin-off and Vimeo's financial performance, including reconciliations with comparable GAAP measures, can be found in our earnings release and in IAC's and Vimeo's filings with the SEC.

With that, I'll turn it over to Anjali.

Anjali Sud - Vimeo, Inc. - CEO

Good morning, everyone. Welcome to Vimeo's first ever earnings event. Q1 was a great quarter, not just because we delivered strong results, but because every signal we see points clearly in one direction. Video is transforming how businesses operate and the trend is irreversible. We hear this from the CEOs of the world's largest companies who say that post pandemic, they plan to accelerate their digital transformations. We see this from our users who are uploading over 350,000 videos a day and publishing that content on millions of destinations. And we see this in our business.

One year into the pandemic, our sales pipeline is the largest it's ever been. Our average time to close a sale is under 3 weeks and about 1/4 of our new enterprise customers are signing multiyear contracts.

On the self-serve side, an increasing percentage of our users are adopting multiple features and unlocking more value from our product. And while we're still building out a team's first experience, we now have over 160,000 teams on Vimeo, up nearly 90% year-over-year.

One example from the quarter is Amazon. Having worked there for years, I know firsthand how strategic customer support is for them. When e-commerce spiked with the pandemic, Amazon signed influx in their support requests, and they had to respond. They turned to video. In Q1, their U.S. support team started using Vimeo to host customer education videos on topics from device setup to technical help with Alexa. This quarter, their U.K. support team signed on to do the same.

Today, Vimeo is powering a better support experience for tens of millions of Amazon customers. And now their support leaders are looking to tap into video in more ways from training their teams to providing regular updates to their support reps. This same trend is happening beyond customer support. It's happening in HR, in the CEOs' office, in marketing, PR and IT. Businesses are rapidly adopting video across all the ways they communicate the same way they have with e-mail and chat. And this is often happening without even a nudge by a Vimeo salesperson.

This speaks to how Vimeo can seamlessly move through an organization. Our solution has the potential to market itself. And as Narayan will no doubt remind us, show up in powerful net revenue retention.

So what are we doing to capture this enormous opportunity? We entered the year with two priorities: first, to expand within the enterprise; and second, to radically simplify video for SMBs.

On the enterprise side, we now have over 4,400 customers, and our enterprise revenue grew over 100% for the third straight quarter. In Q1, we welcomed new customers from Intuit, Softbank and Spotify to the San Antonio Spurs and University of Florida. And we saw existing customers like Comcast, Amazon and Pottery Barn significantly increase their contract value as they expanded their usage across teams.

In 2021, our focus is on expanding our enterprise product. Our road map is full of new capabilities that we believe will unlock wall-to-wall adoption across departments and teams. This includes investing in our screen recording tool, launching a corporate video library solution and rethinking the future of webinars and virtual events.

We'll also plan to more explicitly target the many large companies in our existing user base. Our free and self-serve users already drove nearly 70% of new enterprise customers in the quarter, and we have yet to automate or optimize that funnel. Finally, we expect to double our global sales force and test new pricing and packaging to scale more naturally within large organizations.

For SMBs, we're making it easy for any size business to reach their customers with video. In Q1, we improved our free product and our AI-based video creation tool. We saw users produce nearly 1 million videos using that tool, up nearly 70% from the previous quarter. In 2021, we plan to expand the types of videos that businesses can make using Vimeo, and we'll keep pushing to eliminate the friction in creating content while increasing the quality and performance of that content.

Finally, we're investing more deeply in partnerships. We see growing adoption with existing partners like GoDaddy, Facebook and Shopify as well as with the new partners like TikTok, Mailchimp, HubSpot and Constant Contact. We expect to launch more native integrations this year that bring the power of Vimeo directly to other platforms.

I want to end with another story from the quarter, about a customer in my home state of Michigan. Right now, Michigan is experiencing the most dangerous COVID outbreak in the U.S. and the Detroit Medical Center is on the front lines. They've been using Vimeo to educate their community about their COVID response. They launched a video series called Behind the Mask, that seeks to humanize the health care professionals who are working around the clock to contain the outbreak. Now they're having their doctors' record videos to directly appeal to the unvaccinated community. Their video messages have been seen over 15,000 times, helping to educate people and get more of them vaccinated at a time when it is so critically needed. This is the power of video. This is why we do what we do.

On behalf of the over 800 Vimeo employees around the world, we are fired up about this journey, and we look forward to sharing more next quarter.

Narayan P. Menon - Vimeo, Inc. - CFO

Thank you, Anjali. In Q1, we had excellent results across the board. We accelerated our revenue growth, expanded our gross margins and increased investment in our product and go to market.

So let's start with the revenue. Total revenue increased 57% year-over-year to $89 million, and we crossed the $350 million annual revenue run rate. The revenue acceleration was driven by growth in both the number of paying subscribers and the average revenue per user, or ARPU. We added over 57,000 paying subscribers and ended the quarter with almost 1.6 million total subscribers, up 25% year-over-year. On ARPU, it hit an all-time high of $233, an increase of 27% compared to Q1 of last year. Both self-serve and enterprise ARPU increased double digits, and the total ARPU was further aided by an increasing mix of enterprise revenue.

Moving to expenses and profitability. Our gross margin expanded to 72% in Q1. This was an almost 200 basis point improvement sequentially. We achieved this through infrastructure optimization, better pricing from scale and operating leverage. We are well on our way to achieve our medium-term margin target of 75%.

We invested more than $21 million in R&D for the quarter, which was up 40% year-over-year. We will continue to invest here to both broaden and deepen our product suite and maintain our position as an innovator in video.

Our sales and marketing spend for the quarter was $32 million, which was an increase of 28% compared to Q1 of last year. We believe we can further expand our reach and acquire new customers at a healthy LTV to CAC. So we'll continue to add to our sales team and increase our marketing spend.

Operating loss was $5.6 million. While we weren't aiming to be profitable this quarter, adjusted EBITDA was again positive at $1.3 million.

Now moving on to balance sheet. With most of our customers on annual subscription, deferred revenue increased to $149 million and was up 50% year-over-year. Our cash and cash equivalents at the end of Q1 were $316 million. We have fully retired the debt due to IAC. So we expect to start our life as a public company with 0 debt on our balance sheet.

I will also refer you to the shareholder table in our press release that lays out shares outstanding and the exchange ratio in the upcoming spin.

Now let's talk about the future. As we said at our Investor Day in March, we believe revenue will grow at or above 30% for the next many years. This year, we expect the revenue growth rate to come down to in and around 40% in Q2, as we lap COVID. We expect the revenue growth rate to further decelerate and bottom out at the end of the year at about 30% growth. From there, we expect our revenue growth rate to accelerate in 2022 as the investments from this year start to show results.

On profitability, while Q1 was another adjusted EBITDA positive quarter, we are increasing the pace of our investments, and we don't expect the full year of 2021 to be adjusted EBITDA positive. With the increase in deferred revenue, we expect to have another healthy cash flow positive year in 2021, similar to what we had in last year.

In summary, Q1 was a clear validation that the opportunity in front of Vimeo is enormous. We are fortunate to enjoy tailwinds from many sectors of the economy as video use cases continue to proliferate. Our customers are using our products more and more, and our relationships with them are expanding. With our product leadership, repeatable sales motion, predictable revenue streams and expanding margins, we are more confident than ever about our opportunity and our future.

With that, now we will move to Q&A. Mark Schneider from IAC will be moderating. So Mark, let's open it up for the first question, please.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Great. Our first question will be from John Blackledge at Cowen.

John Ryan Blackledge - Cowen and Company, LLC, Research Division - Head of Internet Research, MD & Senior Research Analyst

Great. Can you hear me? Okay. Maybe first one for Anjali. Could you discuss the product road map as we run through the year?

And then second question would be enterprise sales grew 100% again this quarter, over 100%. Could you discuss how the enterprise sales growth is ramping? And how it could drive further enterprise adoption over the next couple of years? And then also, could you discuss the conversion trend of self-serve subs to the enterprise tier?

Anjali Sud - Vimeo, Inc. - CEO

Sure. Thanks, John. I'm going to answer all of those kind of together because they are all important pieces of the enterprise momentum that we are driving. As you said, we have seen great momentum this quarter, over 100% year-on-year growth. And there's a couple of key drivers of that as well as what we think about our product road map in the future.

First, demand, continues to be strong. We're seeing large organizations adopt to video across departments, from support, marketing, HR, et cetera, even as the world is reopening, continuing to see actually acceleration from these companies and their digital investments. Our sales pipeline is the largest that it's ever been and higher than the peak of the -- of COVID last year.

And then as you noted, we're also doing a good job of capturing that demand in a sustainable, scalable way. Our days to close are short. Our NRR is over 110%. Our sales efficiency and LTV to CAC has been strong even as we've scaled our sales team. So that's all looking good.

And then importantly, nearly 70% of our enterprise customers from the quarter, new customers came from our free and self-serve base. And that continues to be, I think, a really critical way that we will both drive growth in the future and differentiate in the long term.

There, we could just continue to see incredible examples. I'll give you a couple Hasbro Fortune 1000 toy company. Their comms team was an existing self-serve Vimeo user, a producer on that team, attended one of our webinars in January and a month later, they became an enterprise customer.

There's a Tennessee-based snack maker called McKee Foods. They make those Little Debbie Cake Rolls, that I love. And they had a sales training manager, who was a Vimeo self-serve subscriber for 4 years. And when they needed to do more with video, he called up our sales team. And less than a month later, they signed a 3-year deal. And that's all happening largely by accident without us having a very automated and proactive and product-led motion. And so I think you're going to see us do quite a bit there to really grow that part of the funnel.

And that brings me to sort of the product question of your road map. Because at the end of the day, what we have learned in the last year is actually not just that the market is large and that we can serve that market, but actually, so many customers need things that we don't yet have. And we've spent the last year building. And what you're going to see in 2021 is a series of steady launches that seek to expand Vimeo's presence within the enterprise. Some of the examples that we've talked about include a video library so that companies can host all of their content securely in an easily searchable way in one place. We've actually already rolled that product out in beta to some of our existing customers and are seeing great results.

You'll see us launch a webinar product. You'll see us look to make live production much simpler so that any marketer or employee can use it. You'll see us invest in our teams functionality. And so these are all areas, I would say, are very critical and strategic. And as I look and I sit here today, I look at where we stand, I feel quite good about. So that's sort of the status. I don't know if there's anything you want to add on the sales side.

Narayan P. Menon - Vimeo, Inc. - CFO

Yes. John, to your question specifically about the sales ramp, we are seeing opportunities to expand in the U.S. As we roll out the new products and capabilities that Anjali mentioned, we believe that, that would be an opportunity for us to further accelerate our growth in U.S. and in international markets, as we talked about, we are just getting started. We are investing heavily in EMEA, APAC and in Lat Am.

Specifically on the number of sales heads, we are seeing strong demand. On the top of the funnel, our sales productivity has been holding up very strong. And in fact, in Q1, it was better than what we had expected. Our LTV to CAC is very strong, north of 4.0. So we believe that we can continue to invest and still get good ROI. So we are planning to further accelerate our sales growth.

On the Investor Day, we talked about we are going to go from 75 sales sets to 150 by the end of this year. We are accelerating that, and we'll probably end up more than that as we end 2021. So we're looking to invest more there.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question will go to Youssef Squali at Truist.

Youssef Houssaini Squali - Truist Securities, Inc., Research Division - MD & Senior Analyst

Great. I hope you can hear me. And congrats on the inaugural earnings conference call. So I guess, two quick questions for me. Thank you for the April data as well. I was wondering though, is there anything to read into the slowdown that you've kind of shown in the numbers, other than just your typical tougher comps that we're all expecting in the second half?

And then maybe Anjali, hearing you talk about the opportunity that was really exciting. I was wondering, as you have at your Board level meetings, et cetera, trying to map out the world for the next 2 or 3 years, what are the gating factors to accelerating further? I mean is it -- on the sales and marketing side, you just talked about how you're planning on double ended. Is that on the product -- it seems like the product side still needs some work, but I would love just for you to comment on the gating factors to get you to accelerate much faster just considering the size of the opportunity?

Anjali Sud - Vimeo, Inc. - CEO

Sure, Youssef. On your first question on growth, we grew 46% in April. There is nothing else to read into that. It's as we expected and as we've talked about. We know our growth rate is going to come down as we lap COVID. You're going to keep seeing that throughout the rest of the year. We'll keep printing our monthly metrics. So you will see that. But what I will tell you is underlying that, when you look at the metrics that we think about, we're seeing things coming in better than expected, and in a couple of key areas: one, retention is solid.

One of the big question marks was you have all these cohorts that came in last year. We've been watching their product engagement very closely, but are they going to stick around, and we are seeing that. We are seeing engagement, number of -- a percentage of our users who and our customers who engage with our tools and products on a weekly basis. That is held steady. That percentage has not changed in 2 years pre and post pandemic.

On the enterprise side, as I've shared, dates to close are getting shorter. Customers are sticking around. We're able to expand. Pipeline is good. And so really, they're generally very positive. And then most importantly, and this gets to your second question, we're making good progress on our product road map. That would probably be my biggest risk for the year is if the things that we had set out to build this year, we didn't think we would be able to ship and deliver. And I'm seeing really strong progress. As I mentioned, our video library product is in beta right now.

And so when you ask me sort of biggest risk, of course, there's always operational execution to scale a sales team and there's tons of work. We are -- I think I've said this, I said this at the Investor Day, our enterprise business, we're in start-up mode. This is like a 3-year-old start-up. There's tons of stuff to do. But the biggest risk that we see would be not being able to build the products that we have clear validation our customers need and want and our inability to ship those products, and for them to be excellent, for them to do all the things Vimeo does so well, simple, powerful, intuitive UX, professional quality. And as I sit here today, I see no major risks. I feel better, frankly, right now than I did a couple of months ago because we've gotten more certainty around things like retention and demand.

Narayan P. Menon - Vimeo, Inc. - CFO

And to add to that, Youssef, as you look at April growth rate of 46%, it is helpful to look back at what the growth rates were in March and April of last year. Revenue growth rate was 29% in March of last year. It went up to 46% in April of 2020. So there was a 17% increase in growth rate from March to April of last year. So this 46% that you're seeing is on top of that 46%. So if you look at the 2-year stacked revenue growth rate, it is still very solid. And as we talked about earlier, we do expect revenue growth rates to come down during the year. Q2, we expect to come in at about 40%, maybe a percentage or 2% below or above, somewhere around that. And as we exit Q4, we do expect the revenue growth rate to come down to about 30% in Q4.

After that, in 2022, we do expect revenue growth accelerate. All the investments that we are making, all the things that Anjali talked about earlier today, all of that will drive revenue acceleration into 2022. And all of our focus is to really drive that acceleration up as much as we can. We don't know exactly where 2022 revenue growth rate might land up. But we do expect we -- this business can continue to grow at north of 30% for many years to come.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question will be from Cory Carpenter at JPMorgan.

Cory Alan Carpenter - JPMorgan Chase & Co, Research Division - Analyst

I had two, and you've kind of addressed this a bit, but just wanted to dig in more on just what changes you're seeing, maybe more from a customer usage perspective, as the economy reopens, companies return to work, it sounds like you might actually be -- usage might be accelerating versus what people were thinking of less usage?

And then second, just third quarter in a row of positive EBITDA. It sounds like that wasn't on purpose. But at the Investor Day last month, you did say it sounded like don't expect profitability for a few years, and you just said 2021, don't expect it. So just curious, how should we think about kind of the profit trajectory going forward and some of the puts and takes there?

Anjali Sud - Vimeo, Inc. - CEO

Sure, Cory. Yes. I mean on the customer usage and demand, as I said, we're seeing strong usage of our products across the board, and that's holding up nicely. And as I also said, we're launching new products this year that we think is going to unlock even more usage.

On the demand side, it is hard to predict. We are just in the early stages of reopening. We look at trends across geos, across user segments. We yet to see anything that looks like it's an issue. I shared the stat on multiyear contracts. Certainly seeing a lot of companies actually say, "I was forced to adapt to video a year ago, and I kind of had to scramble and it was reactive. Now I'm being much more proactive in thinking about return to work and what I want the future to look like." And so actually seeing, I think some companies be much more strategic in their investment as they think about the future versus being more reactive a year ago.

But it is hard to fully predict. I think just zooming out, though, I sort of think -- if we take ourselves out of the -- what happens in the next month or quarter and we think about the next quarters and years, there really is nothing that has changed in our view around the opportunity in this market. We have 4,400 enterprise customers today. There are many, many more Fortune 500-plus companies in our own base today. And then there are many more in the total addressable market. So really no major sort of concerns there.

On profitability, I'll let Narayan answer most of this, but I will just say, we don't see any reason to be profitable right now, and I'll reiterate our view, which is as long as we are increasing gross margins, as long as we are maintaining LTV to CAC in an acceptable range, we will look to scale and take share and grow this market because that's the stage that we're in right now. We're really thinking about it in terms of decades, not years.

Narayan P. Menon - Vimeo, Inc. - CFO

Cory, specifically on the profitability, if you look at how Q1 was, revenue grew 57%. The gross profit dollars grew 67%. So we are actually dropping a lot of incremental margin dollars to the bottom line. And honestly, we weren't able to scale up our spend to match that growth rate. We did hire about 100 employees last quarter, which is about 15% addition to our employee base, so quite significant. And we will continue to do that for the rest of the year.

So in Q2, we do expect that the spend growth rate would actually catch up to the revenue growth rate, so we don't expect Q2 to be profitable. And we don't expect all of 2021 to be profitable either. We are going to be hiring significant number of employees in R&D and engineering and sales. So -- and we also have some investments that we are making on the G&A side to get our back-office infrastructure to be ready for being a public company. So all of those investments will start showing up in the P&L in the next couple of quarters.

As Anjali said, we have a strong balance sheet. We don't have an immediate need to become profitable. But as we start growing in these current rates that we talked about, we believe that the operational -- we will get the operational levers and leverage, and we should be able to get to the 20% EBITDA margin in the next 5 years. But we don't -- we are not looking for turning profit for 2021. And 2022, we are still kind of thinking through that yet. We don't have a clear plan at this point.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

So our next question, can we go to Brent Thill at Jefferies.

Brent John Thill - Jefferies LLC, Research Division - Equity Analyst

Anjali, on the international opportunity, can you just walk through your aspirations over time outside the U.S.? And what you're doing there to tackle that opportunity? And for Narayan, I know you mentioned you weren't aiming to be profitable on the bottom line. But as you look longer term as the business stabilizes, where do you ultimately think the bottom line looks like from a margin perspective? How would you talk about the balance of growth and profitability over time? A lot of people talk about the Rule of 40, how do you think about that rule over time?

Anjali Sud - Vimeo, Inc. - CEO

Thanks, Brent. On international, the need for video is global. Our companies are global. Our customers are global. And I think what we have seen is that the product that we've built, it's turnkey, it's integrated, it's scalable and it works and serves needs everywhere in the world. And so you will see us continue to push here. I think we've shared that about 50% of our overall subscribers and revenue are coming outside the U.S., but our non-U.S. regions do have lower conversion rates. So for sure, opportunity to get better, both in just refining the products, things like pricing, payments, localization of language and then also marketing how we reach those customers, that is absolutely an area that we are making progress on.

And then I think probably the bigger opportunity more immediately is on the enterprise side, where we're actually majority -- I think about 2/3 of that business is in the U.S. And we, I think, about 1.5 years ago, started our first kind of international sales team. It was in London for the EMEA region and have seen extremely strong results, very highest sales efficiency. We're kind of expanding that as fast as we can. We're now developing a playbook that we've taken, and we've just set up an office in APAC, and we're looking to do that in Lat Am.

And I think in general, when I think about international here, the question is really just, is there some kind of significant incremental investment you have to make into your product or your motion that would really prevent you from being able to just go after each of these markets steadily. And we don't see any obstacles there. There's always a little bit of work to do. But it does look like we are able to do it. And so that's a big area, as Narayan said, a big part of our sales force expansion this year is outside the U.S.

Zooming out a couple of years from now, I think we've got a ton of opportunity to be more localized, have more localized presence. And so this isn't going to be a quarter or a couple of quarters. This will be definitely a few years for us. But we are already more global than that, with, I think, lots of room to go.

Narayan P. Menon - Vimeo, Inc. - CFO

And Brent, on the long-term profitability question, if you look at where we are today, we are growing at north of 30% this year, and we would be -- our EBITDA would probably be similar to what we had last year, which was about minus 5% EBITDA margin. We had said in our medium term that we can continue to grow at 30% and have a 20% EBITDA margin. There are a few things that we can do from here to there to get there.

Let's start with gross margins. We have improved gross margins about 12 percentage points or so in the last 6 to 7 quarters. That's a very focused area for us. We continue to improve gross margins. We are currently at about 72%, and we have opportunity to further increase that. We have dedicated team looking at how do we improve the efficiency of our infrastructure, it's the storage cost, the delivery cost, all of that. And the team has done a fantastic job in continuing to improve our gross margins.

Second thing on gross margins is as we scale, we have both the Moore's Law working for us in terms of unit cost going down. And also as the volume increases, we do get to see better volume pricing, and we continue to get better margins there.

The third thing, as the enterprise revenue becomes a bigger and bigger part of the overall mix, we get better margins there. And we expect all 3 of these things would continue to help improve our gross margins.

Then if you look at the investment areas of R&D, sales and marketing and G&A, R&D is a critical investment area for us. We talked about it. We are the product leader in the market right now. We want to continue to be the market leader there and expand our gap. So we will continue to invest there. We will add probably about 200 engineers this year and continue to invest in the future as well. Currently, our R&D as a percentage of revenue is probably around the 22%, 23%. We were at about 19%, 20% last year. Over time, we can get to that number, and that will help us give some operating leverage there.

Sales and marketing. It's a question of ROI. Our LTV to CAC is quite high at 4. As long as we are getting that level of unit economics, we'll continue to invest to gain market share, to get to more customers and help solve their problems. So that's an area that we will continue to look at from an ROI perspective, and we are very focused on driving good economics there.

G&A, we have some additional investments happening in 2021 to get our infrastructure up to par for being a public company. But over time, that's another area that we will look at reducing our spend and getting operating leverage to get to a good benchmark percentage of 10% or something like that.

So if you do all of these things, we can get to a 30% revenue growth rate and 20% EBITDA margin. That goes back to your question of what kind of Rule of 40 that will get you there. Just doing that math would get us to about 50%, 30% growth rate and 20% margin. Did that answer your question?

Brent John Thill - Jefferies LLC, Research Division - Equity Analyst

Yes, that's great.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question will be from Dan Salmon at BMO.

Daniel Salmon - BMO Capital Markets Equity Research - Analyst

Anjali, just to return to another subject from the Investor Day that everybody always wants to talk about with SaaS businesses certainly but all growth businesses as your TAM and your addressable market, what do you think the 2 to 3 most important drivers of your core addressable market are? And then what are some of the things that might sit at the edge of your TAM, where maybe perhaps you could add value through a partnership for your clients? Just be interested to revisit that.

Anjali Sud - Vimeo, Inc. - CEO

Sure. Look, as we said, we think that TAM is large and very early and underpenetrated today. I would say the way we think of it is we have sort of 2 core sets of markets or customers that we're serving. We have the SMB, which is really everyone from a solo proprietary, small business, companies of a couple 25-plus or under employees.

Then we have large organizations and enterprises. And that can range from 25-plus employees to 100,000-plus, all the way up to Fortune 10 companies. And for each of those areas has a need for video. And the way we sort of thought about our product suite is that we are able to actually serve sort of all of those needs with a very flexible and turnkey solution. And then we just -- it's all about our go-to-market of how we reach them.

I think you will continue to see significant growth in both parts of these markets. Every small business that needs a website and needs a social media account or as a marketplace listing, needs to drive traffic and engage with their customers on those platforms. And video is the highest performing medium for them to do that. And most of those businesses are not yet using video today, and we're seeing that very clearly. It's why we've been able to integrate our products into places like GoDaddy because they see a need for their own businesses to do that. So I think that's a huge market. There's like 300 million plus SMBs in the world, very small number using video today.

The other side is obviously the large organizations and enterprises. We've kind of sized that as there's about 1 million companies that have over $1 million in revenue. I think that's conservative. The reality is we're seeing this in our base today. Yes, we have the large Fortune 500 logos that we put in our press release, but there's actually a ton of other companies, nonprofits, organizations of all kinds of all sizes who still need video, and price points that we are offering, even on the enterprise side, are still quite accessible to them. So I think those really are going to be the biggest areas of our TAM.

Are there adjacencies? For sure. I can rattle off many that we look at. But I'm not going to rattle them off because we are really focused here. And it's sort of the challenge and blessing you have of being early in a large market is you see opportunity everywhere you look. And that they do -- it does certainly exist. And I can tell you, if you're thinking about it from a thesis perspective, there's going to be opportunities to expand on the margin. But right now, we are so early in these 2 markets and these 2 areas. And so we really need to stay focused on unlocking real scale and traction in them.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question will be from Ross Sandler at Barclays.

Ross Adam Sandler - Barclays Bank PLC, Research Division - MD of Americas Equity Research & Senior Internet Analyst

Just a question for Narayan. Going back to the gross margin. So you mentioned 12 points of improvement over the last 2 years or so. Part of that was kind of -- you guys got out of the hardware business from a few years ago. But even after lapping that, it's still going up very nicely. So I guess, how much more can that go? You talked about mid- 70s as the medium-term goal, should we think of something higher than that as the long-term goal? And how much more efficiency can you get out of web hosting and some of the other things that you mentioned?

Narayan P. Menon - Vimeo, Inc. - CFO

Thank you, Ross. So as you said, yes, you're right, we have grown gross margins quite significantly. And our plan is to continue to deliver steady growth, definitely not the level of growth that we have seen in the last 6 or 7 quarters, but we do expect to deliver steady gross margin improvement over the next many years. As I said, it's driven by a very focused effort from our engineering team and our procurement team on making sure that all the elements of the cost are looked at on a very consistent manner and try to optimize as necessary in the right places. So that's our plan. As we said, we believe that we can get to 75 percentage plus in the next 5 years, and we are very confident that we can get there.

In terms of long-term margins, the other thing that we are looking at, is there anything -- the broader question to me is, is there anything structurally different in Vimeo compared to other software SaaS companies? The short answer is no. There isn't anything structurally different. We can get to good software gross margins over a period of time. We want to do it very thoughtfully and very methodically. We are not trying to just reduce cost here. We want to make sure that the quality is high. The customers get the value that they're looking for, and they are happy and excited. End of the day, we want to make sure our customers are happy and successful. That's our goal. So we are looking at all of these things, but in a very methodical and structured manner, and we will continue to update you as we see -- if we see higher upside, we will update you along the way.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question will be from Yoni Yadgaran at Crédit Suisse.

Yonatan M. Yadgaran - Crédit Suisse AG, Research Division - Research Analyst

As you guys kind of experiment with new pricing schemes on the enterprise side, ramp your sales force, investment in international as well and relevant products, I guess within that context, like, how do you guys -- how are you guys currently thinking about the long-term opportunity to grow ARPU, specifically within the enterprise business? Is there a chance that you guys can actually grow long term just with an enterprise beyond just the mix shift to larger customers, mid-teens or something that looks in August to how you guys were growing even the -- as in corporate business historically before enterprise started to ramp?

Anjali Sud - Vimeo, Inc. - CEO

Yes, I'll answer at a high level, and then I'll let Narayan kind of walk through some of the details. But for sure, on enterprise ARPU side, product is going to be our biggest lever. Again, we are launching whole new use cases that the same customer needs. And so our ability to monetize that is obviously one thing that we should expect to see. And we don't think that's very far away. That will come as we roll out the road map that we have. So they're sort of just actually offering more value. Today, it's -- a lot of it is live streaming events internally and externally. But you'll see us do things, as I said, like corporate video library, webinars, enhanced team functionality, looking at live production, looking at virtual events. There's a whole bunch of areas.

And I've been at Vimeo for over 6 years, and I've never had a road map that's as validated as the one we have today, where it's literally coming from existing customers and customers we weren't able to serve, telling us that they're willing to pay for these capabilities. So I think that's a really, really critical one.

The other one is absolutely that sales motion. As I said, we're early here. There's a lot that we still have to refine and learn. We are not yet best-in-class, and we're scaling at the same time as the market is changing, so tons of opportunity for us to get better. Most of our sales force, for example, is fairly generalist in nature. We haven't yet specialized by department and really kind of gone after very dedicated motions. And we're going to get better at figuring out, okay, I gave you some of the examples of customers earlier who had sort of started on us a self-serve and then become enterprise. How do we actually drive that and more concerted effort. So that's a big opportunity.

And then pricing and packaging for sure, our pricing and packaging is still very much based on hosting because of our history. This year, we will be experimenting. We think there are several different pricing mechanisms that we have yet to unlock or tap into that more naturally allow us to scale within organizations and better align our pricing with the success of customers.

Narayan P. Menon - Vimeo, Inc. - CFO

Yes, Yoni, and specifically to your question for ARPU growth, what we have guided to on the Investor Day was that think about 15% year-over-year growth rate on ARPU. And it comes from really 2 -- it has 2 parts to it. The first one is improvement in ARPU in both self-serve and enterprise separately. So for example, on self-serve, we are seeing more and more of our customers coming in at higher tiers as they join Vimeo or existing customers migrating up to a higher tier over time. So over the last 3 years, our ARPU on the self-serve side has gone up 40%. That kind of tells you the story there.

On the enterprise side, all the things that Anjali talked about, we have a whole slew of new products coming that increases our wall-to-wall adoption within an enterprise. We also have -- we are landing more and more large customers, Intuit that we talked about earlier is another great example, where the ARPU of that customer is much more than our average ARPU of $22,000. So larger accounts, more use cases and pricing and packaging, all of those things would lead into higher ARPU for enterprise.

And the other part of it is the mix of enterprise becoming bigger and bigger. Enterprise ARPU, as you know, is 100x of what self-serve ARPU is more than 100x of self-serve ARPU. So as the mix gets bigger, we get the benefit from overall -- from that and overall ARPU goes up. So think about the 15% kind of coming from growth rates in ARPU in both self-serve and enterprise and mix impact also driving growth in ARPU.

Anjali Sud - Vimeo, Inc. - CEO

And I just want to add one last thought for you, which is -- you asked about long term. If you just take a step back and think about what video can do in an organization, it can help you, a marketing team, get their customers and drive revenue, and it can help your teams be more productive, share knowledge and work better. Your ability -- if you think about your overall sort of software or IT budget for that in the long term as a large organization and you compare that to the $22,000 ARPU we have today, I think there's a lot of room for the value that video can unlock and that Vimeo can unlock.

And so ultimately, what we're just talking about right now is fairly sort of near term. But as we zoom out again a couple of years, I think the opportunity for us to take more and more share of that software, sort of share of wallet within these large organizations because they are using video to drive their business is clear and exciting.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question will be from Justin Patterson at KeyBanc.

Justin Tyler Patterson - KeyBanc Capital Markets Inc. - Director, Lead Senior Analyst & Director of Internet and Media Equity Research

For Anjali, you clearly have a lot of momentum and are investing aggressively in sales and product. Given the size of the headcount ramp, I'm curious what steps you're taking to keep Vimeo's culture intact and thread that needle from enterprise start-up to larger organization?

And then for Narayan, good progress with customers under multiyear contracts. I'm curious just how many are under those today and where you think that could go over time?

Anjali Sud - Vimeo, Inc. - CEO

That first question, Justin, is one that we think about a lot. And I do think, ultimately, becomes the difference between success. And it's why when I say our biggest risk is execution. I put this in that bucket. And there's a couple of things here that we've thought about. One, I think we sort of -- if you think about how Vimeo scaled in the last few years, we scaled organically. We've also done a couple of acquisitions. And what's been interesting about that is when you acquire a company and overnight add double -- 2x your employee base, it forces you to actually learn how to do this well. And suddenly, you have to become really good at how you communicate information, what are your cadence is, what are your process is, how do you consistently define your principles as a company, how do you ensure that those principles are used in everything from how you hire to how you evaluate performance and to how you reward.

And I can tell you, we went through a lot of learning on that back in 2017 and in '18 and '19. And at the time, it was not easy, but I look back and I'm actually so glad that we experienced that because it really helped set us up for where we are now. We also -- we walk the walk. We use video. We've been using video a ton in our onboarding and training of new hires. The feedback that we've been getting -- I meet with each of our new hires still. The feedback that we've been getting is actually it's the best onboarding experience any of them have ever experienced at any of the companies before, even though it's remote. And we're kind of using our own tools and the power of video to learn how to do this extremely well so that we can then provide it to more companies. But I do think one of the -- if you think about like what are the cultural things we want to keep a focus on, we have 5 principles as a company that sort of define our culture versus putting our customers, our users first.

And then they're staying curious. It's asking why. Then there's aiming high. We have a culture where we try and encourage people to take risks, swing big. And it's okay to fail as long as we've tried, and we've tried our best. We have a culture of accountability, own it, is one of our principles. I think we've gotten much better here, still always room to go, but how do we ensure that we have somebody in each of our areas that are strategic, who is the clear owner, who has accountability, who's waking up every morning, living and breathing how to solve a problem.

And then we have a culture of being real. And this is one where it's about direct transparent communication and also being yourself. We want to be a company that attracts the best talent in the world, and that talent takes many different forms. So I think you'll see us continue to kind of improve how we deliver this -- these principles in this culture, how we make sure it manifests throughout the organization, investing in the right programs in order to do that. But I would say, right now, I feel really good. I've watched us scale pretty significantly. And I just literally -- yesterday, we had our new hire gathering for the latest batch of Vimeons. And every time I do those, I feel so good because the people coming in, I can just see that they are the sort of -- they're imbibing that culture in the same way as when I was here 6 years ago, and we were 100 people. So I think we're managing it fairly well, lots of focus on this in the future to make sure that we do it as we scale.

Narayan P. Menon - Vimeo, Inc. - CFO

On the multiyear contracts, Justin, we are at about -- I think we are about 25% of our new contracts coming in, currently on multiyear contracts, and that has been about the same for the last couple of quarters. It's hard to predict what that would look in the future. We have a lot more new products coming online in the second half of the year. So it might change the profile of the customers.

To be honest, our goal is not to tie our customers into long-term contracts. We really want our customers to come in, use our products, be successful and be happy. And if somebody wants to come in with a 1-year contract and double the contract next year because they find high-value from Vimeo, I'll take that money every day. So our goal is not to get multiyear contracts and tie customers to a period of time, but our goal is really to make sure that we make them successful, and we are very confident in our product, in our customer success operations, in our support team, all of those teams that go to make the customer successful. That's our focus really.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question is from Brian Fitzgerald at Wells Fargo.

Brian Nicholas Fitzgerald - Wells Fargo Securities, LLC, Research Division - Senior Analyst

The call has been really thorough so far. So we really appreciate it. Two quick ones. You noted launching lead gen tools for markets, marketers. Can you unpack that a bit in terms of what exactly you're launching there?

And then obviously, Amazon knows a lot about what they're doing around video, given assets like prime and cloud front, providing hosting services for Netflix. So it's really interesting that they turned to Vimeo to host their customer sport content, anything you can tell us about the decision process there?

Anjali Sud - Vimeo, Inc. - CEO

Sure, Brian. On lead gen tools, that was one of the product launches that we did in Q1. We've obviously had a bunch more. But on that one, it's really about marketers and specifically even more B2B marketers who are looking to capture customers and leads in the video directly, so enabling them to capture email addresses, automatically integrate that e-mail -- those e-mail addresses in their marketing software like Mailchimp or HubSpot or Constant Contact, track and engage with those customers or those leads rather and then turn them into customers. That was one set of tools.

Another has been enabling the use of video more in email, enabling you to create gifts that you can just embed directly in an e-mail. So when you open that email, you hit play and are able to then engage with video. We know that, that drives higher engagement in email marketing. So those are some of the examples of tools that we've launched. Again, all ones that our users and particularly marketers have said that they really need.

We also launched a bunch of other things. One was auto closed captioning in live events. That has seen -- we launched it a couple of months ago, seeing really strong traction there. I think, nearly 20% of our enterprise live streams in April were using that auto closed captioning capability. So certainly seeing good adoption that the things that we are -- we've been shipping and building are adding value.

In terms of Amazon's decision process to use Vimeo, I think what I would say is the sort of typical decision process that we see is really twofold. There's somebody within an organization, again, it could be a sales team, a support team, IT comms, marketing coming to us because they've either use Vimeo for free or self-serve or they come across something and search either Google, live streaming, we own the URL livestream.com. So we do get a lot of inbound leads that way. So that's one way that people find us.

And then, of course, we have sort of a growing outbound effort where we're actually targeting customers. Typically, the decision process is either an organization is using a different software for video today or they're not using video at all. When they're not using video at all, it's really Vimeo.

We're kind of walking them through what they can do with video and then why Vimeo is simple, intuitive, powerful, at an affordable price, so you should try it.

Where there are organizations that have actually been using another software solution? Typically, what's happening there is they're using multiple different software providers for different things. So maybe they have a video conferencing tool they use for meetings, and they're trying to hack that for large events, but it's not working. And then their marketing team is using a different sort of legacy video hosting provider and then their support teams using something else. And we're coming in and saying, we can actually do all of that in one integrated turnkey way with a really intuitive experience that your employees are going to actually enjoy using. And because it's all consolidated, it's also at a much better price than what you would do if you had all these different providers. That's a really common one.

Intuit was an example, Narayan mentioned. Hallmark is another example from the quarter. In both of these cases, these are companies that had existing solutions that were complex, clunky, maybe didn't provide the level of quality and reliability and convenience that they wanted, and they were able to kind of get much more value out of Vimeo. And so I think you're going to more and more of all of those things happening. You'll continue to see us winning logos because we're sort of providing a more integrated experience at a better value prop. And you'll also see us continue to get more customers who have just not been using video. And what's really happening is video is replacing e-mail or chat or a meeting instead.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

Our next question is from Tom Champion at Piper Sandler.

Thomas Steven Champion - Piper Sandler & Co., Research Division - Director & Senior Research Analyst

Anjali, I'd love to hear you just talk a little bit about the SMB products and maybe the key product development priorities there? And how important are your partners like GoDaddy and Shopify in customer acquisition?

Anjali Sud - Vimeo, Inc. - CEO

Sure. We are super excited about the prospects on the SMB side. And in general, if we just take a step back, when we think about the SMB market, as I said, every small business that has a website or a social media account wants to use video. They want to use video to drive traffic to their website or their store, and they want to use video to engage instead of image and text because they know it is more engaging. It is just too hard today, even with the tool that we have out there, and I mentioned our AI, video creation tool, it helps produce over 1 million pieces of content in Q1, but it's still too hard. And so we're really -- our road map is about demystifying and democratizing that entire process for an SMB so that professional quality video is achievable. And that comes -- it's literally at every point of the process. So it's not just how to create a video. It's actually what story should I tell, what marketing message should I give, how do we provide inspiration and templatize it, so that it's easy for any kind of business to say, "Hey, I'm a real estate agent. I can go to Vimeo, and we're going to have a ton of information on what kind of real estate listing videos do well for you." And then it's actually helping them produce the content. There, we're trying to help them produce the highest quality branded professional content with the fewest number of clicks and the fewest number of minutes and make it their own. Then it's actually distributing and publishing that content, understanding how it's performing. And so you're going to see us at every single state I just mentioned, do more and more to make it easier. You're also going to see us use our data. This is kind of goes beyond just the software and the tools, actually use our data to feed our AI so that we are helping these businesses dynamically and automatically create higher-performing content. So we can -- we know what colors and pacing and music and faces perform well for each vertical, how do we bring that into the hands of these users. And I would describe where we are today. It's very, very early still. And again, most small businesses not yet using video. So lots of opportunity there.

In terms of where partnerships sit, I would describe that as also quite early. So if you actually look at like the subscriber numbers today, the sort of biz dev or partnership channel is not yet a major channel. But what we are seeing is very good signals that it will be. And that's based on some of the partnerships that we've done, that I've talked about as well as the ones that we have in our pipeline, you will see us launch new partnerships in the coming months. And generally, what we're seeing is pretty much all of these large platforms, their customers do want to use video. And these platforms are saying, well, okay, if we wanted to build that ourselves, it's complex. It's a major investment. It takes institutional knowledge. It has risk and it defocuses us from the other things that we do. And here's Vimeo with this incredibly great solution and a brand that our users love, and they're making it easy, and we're not licensing our technology on a white label basis. It is branded, powered by Vimeo. And what I think has been most encouraging are 2 things: one, that we are seeing these platforms be comfortable natively putting Vimeo in their product and then actually driving their customers off of their platforms to Vimeo. And we've been doing that with GoDaddy. You can do a certain set of things for free within GoDaddy using Vimeo. And then if you want to do more, GoDaddy actually surfaces that call out in their product as they go to Vimeo and you're automatically a customer. We're actually seeing a lot of platforms like that model. And I think that's something that is unique, and it probably is a combination of the product of it being video and our brand. So that's a big one.

The other thing we're seeing is we're seeing very good traction in -- okay, once we're in these platforms, did they want to expand our prominence and usage? Are we actually getting users over to Vimeo? Are those users converting? And what I'll say there is all signals point to this can be a real customer acquisition channel for us. We are investing more deeply here. We're growing that team. We're putting more engineering resources. I don't think you're going to see it materially in our numbers per se until 2022. But every month that goes by, I would say, more and more validation that this is an exciting opportunity for us. And it will allow us to acquire customers in a more scalable, efficient way as well as be a competitive differentiator in the future.

Narayan P. Menon - Vimeo, Inc. - CFO

All right. I think we have time for one more question. So let's take the last one.

Mark Schneider - IAC/InterActiveCorp - SVP of Finance & IR

We will go to Ygal Arounian at Wedbush.

Ygal Arounian - Wedbush Securities Inc., Research Division - Research Analyst

Anjali, you actually answered most of my question in the previous answer, but just a follow-up on the partnerships. Maybe on the social side, you highlighted the TikTok partnership. Can you talk about that a little bit? Is there a greater opportunity to keep pushing into social, maybe around social commerce? And is -- are the partnerships driving more on the SMB side or enterprise? Or is it really on both?

Anjali Sud - Vimeo, Inc. - CEO

Yes. I'll answer the last part first, which is we put more effort initially on SMB, but we are seeing traction on both. And if I look today, I'd say we're further along on SMB, but we're ramping up our enterprise efforts, and you will see us look to take the same model of natively integrating our tools as we were doing in the SMB side, you'll look to see us do that in enterprise collaboration software. And so we will be launching partnerships in that area in the coming months. So I'd say both are huge opportunity and SMB might be a little further ahead, but I think we're going to make up ground there, and both will be strong in the future.

In terms of social, we do see really good traction here. I've talked in the past that we have a Facebook partnership. That continues to go really well, and we're expanding it. On TikTok, we actually just did a pilot program with them, where we used our creation tool, worked with some of their users to help them create TikTok, saw really, really exciting results there. So we're looking to expand that partnership. I would say if you look across all the social networks and platforms, generally, there's an opportunity for us to grow. LinkedIn is another example. And so you will see us do that. And I think, ultimately, what we're seeing is on those platforms, they want to get great content on their platforms. And if Vimeo can basically be a provider, sort of a pipeline for them to do that, that's really exciting. And in particular, obviously, these platforms are making money, they're monetized with advertising. So our ability to help any business create these professionally produced high-performing ads is actually really aligned with their incentives. So I think you can expect more on the social side with Facebook, TikTok and others from us in the future. But I definitely think it's aligned. And then on commerce, yes, that's an area that we are looking at. Obviously, each of these platforms is investing there. So I won't share too much other than more to come from us on that side. It's certainly an area we're looking at.

Narayan P. Menon - Vimeo, Inc. - CFO

Thank you. Great. Thank you all. Thanks for all the interesting questions here. I really appreciate you joining early in the day during a busy earnings season. Looking forward to talking to you next quarter.

Anjali Sud - Vimeo, Inc. - CEO

Thank you.

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This transcript may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: Vimeo Holdings, Inc. (“Vimeo Holdings”) future financial performance, business prospects and strategy, including the possibility of separating Vimeo, Inc. (“Vimeo”) from IAC/InterActiveCorp (“IAC”). Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: the risks inherent in separating Vimeo from IAC, the risks that such separation will not be completed, on the anticipated timing or at all, or that if completed, that the anticipated benefits from the separation will not be realized, changes in the regulatory landscape, in particular, changes in laws that might increase the liability of online intermediaries for user-generated content, reputational damage caused by problematic user content or our decisions to remove (or not remove) it; changes in policies implemented by third party platforms upon which we rely for traffic and distribution of mobile apps, increased competition in the online video category, our ability to convert visitors into uploaders and uploaders into paying subscribers, our ability to retain paying subscribers by maintaining and improving our value proposition, our ability to provide video storage and streaming in a cost-effective manner, our ability to successfully attract enterprise customers, our ability to protect sensitive date from unauthorized access, the integrity, quality, scalability and redundancy of our systems, technology and infrastructure (and those of third parties with whom we do business), our ability to operate in (and expand into additional) international markets successfully, our ability to adequately protect our intellectual property rights and not infringe the intellectual property rights of third parties, foreign exchange currency rate fluctuations, the impact of the COVID-19 outbreak on our business, adverse changes in economic conditions and the possibility that our historical consolidated and combined results may not be indicative of our future results. Certain of these and other risks and uncertainties are discussed in Vimeo Holdings’ and IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect Vimeo Holdings’ business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of Vimeo Holdings’ management as of the date of this communication. Vimeo Holdings does not undertake to update these forward-looking statements.

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